UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : March 5, 2008	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Changes in Representative Directors

Tokyo, March 5, 2008 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. hereby announces the following changes to its representative directors.

1. Resignation of Representative Director effective March 31, 2008

Name	Current Position
Sohei Sasaki	Managing Director (Representative Director)

2. Resignation of Representative Director effective April 1, 2008

Name	Current Position
Ryosuke Tamakoshi	Deputy Chairman (Representative Director)

3. Changes effective April 1, 2008

Name	New Position	Current Position
Norimichi Kanari	Director	Deputy President
(Representative Director)

Tetsuya Wada	Managing Executive Officer	Managing Director
(Representative Director)

4. Changes in late June 2008 *

Name	New Position	Current Position
Tatsuo Tanaka	Deputy President	Managing Executive Officer
(Representative Director)

Takashi Hara	Managing Director	Managing Executive Officer
(Representative Director)

Takashi Nagaoka	Managing Director	Managing Executive Officer
(Representative Director)

Takeshi Ogasawara	Managing Director	Managing Executive Officer
(Representative Director)

Hitoshi Suzuki	Managing Director	Executive Officer
(Representative Director)

Mr. Tanaka will be a Senior Managing Executive Officer effective April 1, 2008.

Mr. Suzuki will be a Managing Executive Officer effective April 1, 2008.

*	Please note that these changes are subject to approval at the annual general meeting of shareholders which is scheduled to be held in late June 2008.

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